                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Plug Power Incorporated
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                         (Title of Class of Securities)

                                    72919P103
                                 (CUSIP Number)

                              Stephen P. Wink, Esq.
                           First Albany Companies Inc.
                              30 South Pearl Street
                             Albany, New York 12207
                                 (518) 447-8500

                                 with a copy to

                              Howard Kelberg, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5530

             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO.: 72919P103

(1)      NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  First Albany Companies Inc.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [  ]

         (b)      [  ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC, OO

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         First Albany Companies Inc. is organized under the laws of the State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  2,721,088

(8)      SHARED VOTING POWER: 0

(9)      SOLE DISPOSITIVE POWER: 2,721,088

(10)     SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,721,088 shares of common stock

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.3%

(14)     TYPE OF REPORTING PERSON:  CO

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
CUSIP NO.: 72919P103

(1)      NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  George C. McNamee

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [  ]

         (b)      [  ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  250,000

(8)      SHARED VOTING POWER: 0

(9)      SOLE DISPOSITIVE POWER: 250,000

(10)     SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000 shares of common stock

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .5%

(14)     TYPE OF REPORTING PERSON:  IN

CUSIP NO.: 72919P103

(1)      NAME OF REPORTING PERSON:
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                  Alan P. Goldberg

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [  ]

         (b)      [  ]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:  2,500

(8)      SHARED VOTING POWER: 0

(9)      SOLE DISPOSITIVE POWER: 2,500

(10)     SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,500 shares of common stock

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .005%

(14)     TYPE OF REPORTING PERSON:  IN

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
                                  SCHEDULE 13D

Item 1   Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Plug Power Incorporated, a Delaware corporation ("Plug Power" or the "Issuer"), with its principal executive offices located at 968 Albany-Shaker Road, Latham, New York 12110.

Item 2.  Identity and Background.

         This Statement is being filed by First Albany Companies Inc., a New York Corporation ("FAC"), George C. McNamee ("McNamee") and Alan P. Goldberg ("Goldberg") (FAC, McNamee and Goldberg, collectively, the "Reporting Persons"). FAC is a holding company which, through its principal wholly-owned subsidiary, First Albany Corporation ("First Albany"), is an investment banking, securities trading and brokerage firm serving corporations, governments and institutional investors. The address of FAC's principal office and principal business is 30 South Pearl Street, Albany, New York 12207-1599.

         McNamee is Chairman of the Board of Directors of Plug Power. His principal occupation is as Co-Chief Executive Officer and Chairman of the Board of Directors of FAC. His business address is at FAC's principal offices at 30 South Pearl Street, Albany, New York 12207-1599.

         Alan Goldberg is President and Co-Chief Executive Officer of FAC. His business address is at FAC's principal offices at 30 South Pearl Street, Albany, New York 12207-1599.

         McNamee and Goldberg are each citizens of the United States of America.

         During the last five years, neither McNamee, Goldberg, FAC nor any of FAC's Executive Officers and Directors has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         The name, business address and present principal occupation or employment of each executive officer and director (the "Executive Officers and Directors") of FAC are set forth in Schedule I hereto, which is incorporated herein by reference. Each of such individuals is a citizen of the United States of America, except for J. Anthony Boeckh, Ph.D., who is a citizen of Canada.

Item 3   Source and Amount of Funds or Other Consideration.


         FAC entered into an Exchange Agreement with Mechanical Technology Incorporated ("MTI") dated December 20, 2002 whereby FAC agreed to exchange 8,000,000 shares of MTI owned by FAC for 2,721,088 shares of Plug Power owned by MTI. The agreement is incorporated herein by reference and attached to this Schedule 13D as Exhibit A. On December 20, 2002 the closing sale price for MTI was $2.27 per share and the closing sale price for Plug Power was $5.00 per share. The 2,500 shares of Plug Power beneficially owned by Goldberg were purchased on April 12, 2001 with his personal funds at an aggregate purchase price of $37,241. Of the 250,000 shares of Plug Power beneficially owned by McNamee, 10,000 were acquired on October 29, 1999 with his personal funds for a total purchase price of $150,000 and 240,000 are subject to currently exercisable options and were granted by the Issuer pursuant to its non-employee director stock option plan.

Item 4   Purpose of Transaction.

         FAC acquired the Shares in an exchange transaction reported in Item 3 which was effected in order to diversify FAC's investment holdings and to simplify its financial reporting through the elimination of equity accounting as it relates to MTI. McNamee and Goldberg acquired the Shares reported in Item 3 as owned by them for investment purposes. McNamee acquired the 240,000 Shares reported in Item 3 as subject to options as compensation for his services as a director of Plug Power. From time to time, FAC has engaged in discussions with the Issuer, its officers and directors and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and FAC intends to engage in such discussion in the future. From time to time, the Reporting Persons may buy or sell additional Shares, on the open market, in private negotiated transactions, from the Issuer or otherwise.

         As a significant shareholder of the Issuer and through any of its representatives that may be members of the Issuer's Board of Directors, FAC may consider, from time to time, (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) material changes in the present capitalization or dividend policy of the Issuer, (iv) other material changes in the Issuer's business or corporate structure, (v) changes in the Issuer's Certificate of Incorporation and by-laws or other actions which may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized in an inter-dealer quotation system of a registered national securities association, (vii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act or (viii) any action similar to any of those enumerated above.

Item 5   Interest in Securities of the Issuer.

         (a) FAC is the direct beneficial owner of 2,721,088 Shares which represent approximately 5.3% of Shares outstanding based on 50,865,304 Shares outstanding, as set forth in Plug Power's Quarterly Report on Form 10-Q for the quarter ending September 30, 2002. McNamee and Goldberg expressly disclaim beneficial ownership of the Shares reported on this Statement as beneficially owned by FAC and are Reporting Persons on this Statement due to their indirect ownership of FAC. McNamee is a direct beneficial owner of 250,000 Shares, which represent .5% of the Shares outstanding on September 30, 2002. McNamee disclaims beneficial ownership of the 2,721,088 Shares owned by FAC. Goldberg is the direct beneficial owner of 2,500 Shares, which represent .005% of the Shares outstanding on September 30, 2002. Goldberg disclaims beneficial ownership the 2,721,088 Shares owned by FAC.


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
         (b) FAC has the sole power to direct the vote and disposition of all Shares directly owned by it as described in paragraph (a). McNamee and Goldberg are directors, officers and stockholders of FAC. McNamee has the sole power to direct the vote and disposition of all Shares directly owned by him as described in paragraph (a). Goldberg has the sole power to direct the vote and disposition of all Shares directly owned by him as described in paragraph (a).

         (c) Except for the exchange transaction described in Item 3, neither McNamee, Goldberg, FAC nor any Executive Officer or Director thereof, has effected any transactions in Shares during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         (e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as previously described, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7   Material to be Filed as Exhibits.

         The following document is attached as an exhibit to this schedule. This document is summarized in this Schedule but the summary is not complete and is qualified in its entirety by reference to the entire document attached hereto.

Exhibit A: Exchange Agreement dated December 20, 2002


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
                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

DATED:   December 30, 2002           FIRST ALBANY COMPANIES INC.


                                          By:      /s/ Stephen P. Wink
                                                   -------------------
                                                   Name: Stephen P. Wink
                                                   Title: Senior Vice President

                                                   /s/ George C. McNamee
                                                   ---------------------
                                                   George C. McNamee

                                                   /s/ Alan P. Goldberg
                                                   --------------------
                                                   Alan P. Goldberg


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
                                   SCHEDULE I

         INFORMATION WITH RESPECT TO DIRECTORS AND EXECUTIVE OFFICERS OF
                          FIRST ALBANY COMPANIES INC.

         The following table sets forth the name and present principal occupation or employment of the current Directors and Executive Officers of First Albany Companies Inc. The present business address of each such executive officer and director is 30 South Pearl Street, Albany, New York 12207-1599.


                                                   PRESENT PRINCIPAL
    NAME                                       OCCUPATION OR EMPLOYMENT
George C. McNamee                           Chairman, Director and Co-Chief
Director                                    Executive Officer of FAC and First
                                            Albany.

Alan P. Goldberg                            Director, President and Co-Chief
Director                                    Executive Officer of FAC and First
                                            Albany.

Daniel V. McNamee III                       President of The Publishing & Media
Director                                    Group, a management consulting firm
                                            specializing in the media
                                            communications industry.

J. Anthony Boeckh, Ph.D                     Chairman and Chief Executive Officer
Director                                    of BCA Publications Ltd., Montreal,
                                            Canada until January 2002, and
                                            Editor-in-Chief of The Bank Credit
                                            Analyst. He was also a principal of
                                            Greydanus, Boeckh and Associates,
                                            Inc., Montreal, Canada, a fixed
                                            income specialty manager through
                                            December 1999 when the company was
                                            sold.

Walter Fiederowicz                          Private investor and consultant.
Director                                    Managing Director of Painter Hill
                                            Partners, an investment company. He
                                            also serves as a director of
                                            Photronics, Inc., a photomask
                                            manufacturer and Raging Wire
                                            Telecommunications, a managed
                                            services and web hosting company.


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

Hugh A. Johnson, Jr.                        Director, Senior Vice President and
Director                                    Chief Investment Officer of FAC and
                                            First Albany and Chairman of First
                                            Albany Asset Management Corporation.

Benaree P. Wiley                            President and Chief Executive
Director                                    Officer of The Partnership, a
                                            Boston-based organization founded by
                                            business and civic leaders to
                                            promote the development of
                                            professionals of color through
                                            access to corporate, municipal and
                                            state leaders.

Charles L. Schwager                         Founder of and consultant to Loanet,
Director                                    Inc., a provider of on-line, real
                                            time accounting services to support
                                            financial institutions engaged in
                                            the business of borrowing and
                                            lending securities.

Steven R. Jenkins                           Chief Financial Officer and Senior
                                            Vice President of FAC and First
                                            Albany.

Stephen P. Wink                             Secretary, General Counsel and
                                            Senior Vice President of FAC and
                                            First Albany.


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